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EXHIBIT 12

COMPUTATION OF RATIO OF INCOME FROM CONTINUING OPERATIONS
TO FIXED CHARGES
(Unaudited)

	Years Ended December 31:
(Dollars in millions)	2014	2013*	2012*	2011*	2010*
Income from continuing operations before income taxes(1)	$19,993	$20,252	$22,544	$21,482	$20,144
Add:
Fixed charges, excluding capitalized interest	1,556	1,575	1,593	1,576	1,499

Income as adjusted before income taxes	$21,549	$21,827	$24,137	$23,058	$21,643

Fixed charges:
Interest expense	$1,025	$989	$1,004	$964	$923
Capitalized interest	4	22	18	9	5
Portion of rental expense representative of interest	531	586	589	612	576

Total fixed charges	$1,560	$1,597	$1,611	$1,585	$1,504

Ratio of income from continuing operations to fixed charges	13.8	13.7	15.0	14.5	14.4

(1)
Income from continuing operations before income taxes excludes (a) amortization of capitalized interest and (b) the company's share in the income and losses of less-than-fifty percent owned affiliates.

*
Reclassified to reflect discontinued operations presentation.

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  EXHIBIT 12
COMPUTATION OF RATIO OF INCOME FROM CONTINUING OPERATIONS TO FIXED CHARGES (Unaudited)